Exhibit 99.1

Silvercorp Reports Operational Results and Financial Results Release Date for Fiscal 2024, and Issues Fiscal 2025 Production, Cash Costs, and Capital Expenditure Guidance

Trading Symbol:           TSX: SVM
                                      NYSE AMERICAN: SVM

VANCOUVER, BC, April 23, 2024 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) reports production and sales figures for the fourth quarter (Q4 Fiscal 2024) and fiscal year ended March 31, 2024 ("Fiscal 2024") and the production and cost guidance for the 2025 fiscal year ending March 31, 2025 ('Fiscal 2025"). The Company expects to release its Fiscal 2024 audited financial results on Thursday, May 23, 2024 after market close.

Q4 Fiscal 2024 Operational Results

  Gold production of 1,916 ounces, up 92% over the same quarter last year ("Q4 Fiscal 2023");
  Silver equivalent (only silver and gold)1 production of approximately 1.3 million ounces, up 11% over Q4 Fiscal 2023;
  Lead production of approximately 12.5 million pounds, up 15% over Q4 Fiscal 2023; and
  Zinc production of approximately 4.56 million pounds, up 27% over Q4 Fiscal 2023.
	Fourth Quarter Fiscal 2024			Fourth Quarter Fiscal 2023
	Ying Mining District	GC	Consolidated	'Ying Mining District	GC	Consolidated

Production Data
Ore Mined (tonnes)	147,122	48,038	195,160	132,205	49,643	181,848
Ore Milled (tonnes)
Gold ore	21,843	-	21,843	-	-	-
Silver ore	158,424	57,226	215,650	130,910	48,483	179,393
	180,267	57,226	237,493	130,910	48,483	179,393

Head Grades
Silver (gram/tonne)	197	57		255	88
Lead (%)	3.1	1.1		3.6	1.3
Zinc (%)	0.6	2.5		0.6	2.5

Recovery Rates
Silver (%)	94.4	83.2		95.2	78.9
Lead (%)	95.0	89.8		95.3	90.9
Zinc (%)	70.2	89.3		68.3	89.3

Metal production
Gold (ounces)	1,916	-	1,916	1,000	-	1,000
Silver (in thousands of ounces)	1,063	87	1,150	997	109	1,106
Silver equivalent (in thousands of ounces)	1,237	87	1,324	1,086	109	1,195
Lead (in thousands of pounds)	11,317	1,210	12,527	9,688	1,250	10,938
Zinc (in thousands of pounds)	1,750	2,809	4,559	1,164	2,413	3,577

Metals sold
Gold (ounces)	1,916	-	1,916	1,000	-	1,000
Silver (in thousands of ounces)	1,052	87	1,139	966	107	1,073
Lead (in thousands of pounds)	10,821	1,051	11,872	8,924	1,097	10,021
Zinc (in thousands of pounds)	1,730	2,702	4,432	1,115	2,336	3,451

In Q4 Fiscal 2024, a total of 147,122 tonnes of ore were mined at the Ying Mining District, up 11% over Q4 Fiscal 2023, and 180,267 tonnes of ore were milled, up 38% over Q4 Fiscal 2023. Approximately 1.1 million ounces of silver, 1,916 ounces of gold (or 1.2 million ounces of silver equivalent), 11.3 million pounds of lead, and 1.8 million pounds of zinc were produced, representing production increases of 92%,7%, 14%, 17%, and 50%, respectively, in silver, gold, silver equivalent, lead and zinc over Q4 Fiscal 2023.

At the GC Mine, 48,038 tonnes of ore were mined, down 3% over Q4 Fiscal 2023, and 57,226 tonnes of ore were milled, up 18% over Q4 Fiscal 2023. Approximately 87 thousand ounces of silver, 1.2 million pounds of lead, and 2.8 million pounds of zinc were produced, representing an increase of 16% in zinc, and decreases of 20% and 3%, respectively, in silver and lead over Q4 Fiscal 2023.

Fiscal 2024 Operational Results

  Gold production of 7,268 ounces, an increase of 65% over Fiscal 2023;
  Silver equivalent (only silver and gold) production of approximately 6.8 million ounces, a decrease of 2% over Fiscal 2023;
  Lead production of approximately 63.2 million pounds, a decrease of 7% over Fiscal 2023; and
  Zinc production of approximately 23.4 million pounds, a decrease of 1% over Fiscal 2023; and
	Year ended March 31, 2024			Year ended March 31, 2023
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated

Production Data
Ore Mined (tonnes)	827,112	290,006	1,117,118	769,024	299,959	1,068,983
Ore Milled (tonnes)
Gold ore	58,262	-	58,262	-	-	-
Silver ore	757,883	290,050	1,047,933	773,057	299,597	1,072,654
	816,145	290,050	1,106,195	773,057	299,597	1,072,654

Head Grades
Silver (gram/tonne)	231	69		261	75
Lead (%)	3.4	1.2		3.8	1.3
Zinc (%)	0.7	2.6		0.7	2.8

Recovery Rates
Silver (%)	94.9	82.0		95.6	81.9
Lead (%)	95.1	90.5		95.0	89.8
Zinc (%)	70.6	90.0		63.2	89.9

Metal production
Gold (ounces)	7,268	-	7,268	4,400	-	4,400
Silver (in thousands of ounces)	5,677	527	6,204	6,024	593	6,617
Silver equivalent (in thousands of ounces)	6,317	527	6,844	6,404	593	6,997
Lead (in thousands of pounds)	56,269	6,902	63,171	60,254	7,814	68,068
Zinc (in thousands of pounds)	8,213	15,172	23,385	7,150	16,313	23,463

Metals sold
Gold (ounces)	7,268	-	7,268	4,400	-	4,400
Silver (in thousands of ounces)	5,717	518	6,235	6,049	588	6,637
Lead (in thousands of pounds)	54,292	6,333	60,625	58,240	7,447	65,687
Zinc (in thousands of pounds)	8,240	15,010	23,250	7,175	16,263	23,438

At the Ying Mining District, 827,112 tonnes of ore were mined, up 8% over Fiscal 2023, and 816,145 tonnes of ore were milled, up 6% over Fiscal 2023. Approximately 5.7 million ounces of silver, 7,268 ounces of gold (or 6.3 million ounces of silver equivalent), 56.3 million pounds of lead, and 8.2 million pounds of zinc were produced, representing increases of 65% and 15%, respectively, in gold and zinc, and decreases of 6%, 1% and 7%, respectively, in silver, silver equivalent and lead over Fiscal 2023.

The decrease in silver and lead production was mainly due to i) lower head grades achieved due to mining sequences; and ii) 58,262 tonnes of gold ores were mined and processed with grades of 1.8 grams per tonne ("g/t") gold, 77 g/t silver, 1.1% lead, and 0.2% zinc to produce gravity gold concentrates, silver-gold-lead (copper) concentrate, and zinc concentrate in Fiscal 2024. The gold recovery rate for gold ores processed was 92.0%.

At the GC Mine, 290,006 tonnes of ore were mined, down 3% over Fiscal 2023, and 290,050 tonnes of ore were milled, down 3% over Fiscal 2023. Approximately 527 thousand ounces of silver, 6.9 million pounds of lead, and 15.2 million pounds of zinc were produced, representing decreases of 11%, 12% and 7%, respectively, in silver, lead and zinc over Fiscal 2023. The decrease in metal production was mainly due to lower head grades achieved due to mining sequences.

Fiscal 2025 Production, Cash Costs, and Capital Expenditure Guidance

i) Fiscal 2025 production and cash cost guidance

In Fiscal 2025, the Company expects to mine and process 1,151,000 to 1,256,000 tonnes of ore, yielding approximately 7,900 to 9,000 ounces of gold, 6.8 to 7.2 million ounces of silver, 64.2 to 69.3 million pounds of lead, and 27.1 to 30.1 million pounds of zinc. Fiscal 2025 production guidance represents production increases of approximately 4% to 14% in ores, 8% to 23% in gold, 9% to 17% in silver, 2% to 10% in lead, and 16% to 29% in zinc compared to the production results in Fiscal 2024.

				Head Grade				Metal Productions												Production Costs
	Ore processed			Gold	Silver	Lead	Zinc	Gold			Silver			Lead			Zinc			Cash Cost			AISC
Fiscal 2025 Guidance	(tonne)			(g/t)	(g/t)	( %)	( %)	(Koz)			(Koz)			(Klb)			(Klb)			($/t)			(S/t)
Gold ore	63,000	-	70,000	2.4	78	2.1	-	4.3	-	5.0	140	-	160	2,680	-	2,980
Silver ore	797,000	-	885,000	-	249	3.3	0.8	3.6	-	4.0	6,070	-	6,520	54,480	-	58,910	8,877	-	10,986
Ying Mining District	860,000	-	955,000	0.3	235	3.1	0.8	7.9	-	9.0	6,210	-	6,680	57,160	-	61,890	8,877	-	10,986	$ 83.7	-	$ 88.1	$ 142.3	-	$ 153.2
GC Mine	291,000	-	301,000	-	68	1.1	3.0				540	-	550	7,070	-	7,450	18,240	-	19,110	$ 54.4	-	$ 55.5	$ 99.3	-	$ 99.7
Consolidated	1,151,000	-	1,256,000					7.9	-	9.0	6,750	-	7,230	64,230	-	69,340	27,117	-	30,096	$ 77.0	-	$ 79.6	$ 143.6	-	$ 152.3

The Ying Mining District plans to mine and process 860,000 to 955,000 tonnes of ore, including 63,000 to 70,000 tonnes of gold ore with an expected head grade of 2.4 g/t gold, to produce approximately 7,900 to 9,000 ounces of gold, 6.2 to 6.7 million ounces of silver, 57.2 to 61.9 million pounds of lead, and 8.9 to 11.0 million pounds of zinc for Fiscal 2025. This production guidance represents production increases of approximately 5% to 17% in ore, 8% to 23% in gold, 9% to 18% in silver, 2% to 10% in lead, and 8% to 34% in zinc compared to the actual production in Fiscal 2024.

The cash production cost is expected to be $83.7 to $88.1 per tonne of ore, and the all-in sustaining production cost is estimated at $142.4 to $153.3 per tonne of ore processed, comparable to the actual costs in Fiscal 2024.

The GC Mine plans to mine and process 291,000 to 301,000 tonnes of ore to produce 540 to 550 thousand ounces of silver, 7.1 to 7.5 million pounds of lead, and 18.2 to 19.1 million pounds of zinc. Fiscal 2025 production guidance at the GC Mine represents production increases of approximately 0% to 4% in ore, 2% to 4% in silver, 2% to 8% in lead, and 20% to 26% in zinc production compared to the production results in Fiscal 2024.

The cash production cost is expected to be $54.4 to $55.5 per tonne of ore, and the all-in sustaining production cost is estimated at $99.3 to $99.7 per tonne of ore processed.

ii) Fiscal 2025 capital expenditure guidance

In Fiscal 2025, the Company expects to incur a total $90.8 million of capital expenditures as summarized in the table below.

	Capitalized Development Work and Expenditures								Expensed
	Ramp and development tunneling		Exploration tunneling		Diamond Drilling		Facilities and Equipment	Total	Mining Preparation Tunnneling	Diamond Drilling
	(Metres)	($ Million)	(Metres)	($ Million)	(Metres)	($ Million)	($ Million)	($ Million)	(Metres)	(Metres)
Fiscal 2025 Capitalized Work Plan and Capita Expenditure Estimates
Ying Mining District	45,100	27.3	45,800	17.4	137,700	3.4	30.6	78.7	37,800	117,300
GC Mine	8,000	4.5	9,700	5.0	51,500	1.3	0.3	11.1	7,100	18,700
Corporate and others	-	-	-	-	-	-	1.0	1.0	-	-
Consolidated	53,100	31.8	55,500	22.4	189,200	4.7	31.9	90.8	44,900	136,000

The total capital expenditures for mine optimization and facilities improvement at the Ying Mining District are estimated at $78.7 million. For mine optimization, the Company plans to spend a total $48.1 million comprised of the following capital expenditures:

(i)	Develop 45,100 metres of ramps and tunnels for transportation and access at estimated capitalized expenditures of $27.3 million (average $605/m). The main goal of these mine optimization programs is to have ramps and a trackless system replace current shafts, and to have more mechanized mining, such as using the shrinkage mining method to gradually replace the more labor intensive "Re-Suing" mining;
(ii)	Develop 45,800 metres of exploration tunnels at estimated capitalized costs of $17.4 million ($380/m); and
(iii)	Drill 137,700 metres of exploration diamond drill holes for future production at an estimated capitalized cost of $3.4 million;

For the tailing storage facilities ("TSF") and mill expansion and equipment, the Company plans to spend $30.6 million:

(i)	Complete the TSF by the 3rd quarter of 2024 with remaining expenditures of $15.9 million; and
(ii)	Add a 1,500 tonne per day flotation production line to the No. 2 Mill by the 4th Quarter of 2024 at a cost of $7.2 million per signed EPCM contract, and add two XRT Ore Sorting systems for $1.7 million. The XRT Ore Sorting system will help to sort out waste rock resulting from the increased dilution rate as the Company shifts to more shrinkage mining method from the "Re-Suing" mining method.

In addition to the capitalized tunneling and drilling work, the Ying Mining District also plans to complete and expense 37,800 metres of mining preparation tunnels and 117,300 metres of diamond drilling.

For the GC Mine, the Company  plans to: i) complete and capitalize 8,000 metres of transportation ramps and mining development tunnels at estimated costs of $4.5 million ($562/m); ii) complete and capitalize 9,700 metres of exploration tunnels at estimated costs of $5.0 million ($515/m);  iii) complete and capitalize 51,500 metres of diamond drilling at an estimated cost of $1.3 million; and iv) spend $0.3 million on equipment and facilities. The total capital expenditures at the GC Mine are budgeted at $11.1 million in Fiscal 2025.

In addition to the capitalized tunneling and drilling work, the Company also plans to complete and expense 7,100 metres of mining preparation tunnels and 18,700 metres of diamond drilling at the GC Mine.

The Kuanping Project is expected to receive all permits and licenses in the third quarter of 2024, and $1.0 million of capital expenditures are budgeted for the startup of mine construction.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information
Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian and US securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors" and in the Company's Annual Report on Form 40-F, and in the Company's other filings with Canadian and U.S. securities regulators.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Additional information related to the Company, including Silvercorp's Annual Information Form, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorpmetals.com.

______________________________
[1] Silver equivalent is calculated by converting the gold metal quantity to its silver equivalent using the ratio between the net realized selling prices of gold and silver achieved, and then adding the converted amount expressed in silver ounces to the ounces of silver.

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CNW 08:00e 23-APR-24